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SECURI[TIES AND EXCHANGE CO]MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 01 2002

SEC FILE NUMBER
8-50285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pampel Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South Main Street
(No. and Street)

Monticello	Indiana	47960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry W. Pampel 574-583-7320
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek, and Company LLP
(Name — *if individual, state last, first, middle name*)

3815 River Crossing PKWY, Ste 300	Indinapolis,	Indiana	46240
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02 SS

OATH OR AFFIRMATION

I, Larry Pampel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pampel Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAMPEL SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2001 and 2000

PAMPEL SECURITIES, INC.
Monticello, Indiana

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Pampel Securities, Inc.
Monticello, Indiana

We have audited the accompanying statements of financial condition of Pampel Securities, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pampel Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 18, 2002

PAMPEL SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Due from banks	$ -	$ 7
Money market deposits with brokers	28,008	29,551
Total cash and cash equivalents	28,008	29,558
Due from clearing broker	1,704	9
	$ 29,712	$ 29,567
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 3,565	$ 6,690
Advances from shareholders	4,234	7,174
Bank loans payable	12,200	12,200
Total liabilities	19,999	26,064
Shareholders' equity		
Capital stock, no par value: 1000 shares authorized, issued and outstanding	25,000	25,000
Additional paid in capital	17,284	2,137
Accumulated deficit	(32,571)	(23,634)
Total shareholders' equity	9,713	3,503
	$ 29,712	$ 29,567

See accompanying notes.

PAMPEL SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 9,189	$ 30,403
Interest	1,012	1,521
	10,201	31,924
Expenses		
Interest	1,277	1,956
Compensation and related expenses	360	11,696
Clearing fees and exchange charges	3,147	11,818
Occupancy	600	3,000
General and administrative	11,962	14,491
Selling	1,792	993
	19,138	43,954
Net loss	$ (8,937)	$ (12,030)

See accompanying notes.

PAMPEL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2001 and 2000

	Common Stock	Additional Paid in Capital	Retained Earnings/ Accumulated Deficit	Total
Balance at January 1, 2000	$ 25,000	$ -	$ (11,604)	$ 13,396
2000 net loss	-	-	(12,030)	(12,030)
Contributed capital	-	2,137	-	2,137
Balance at December 31, 2000	25,000	-	(23,634)	3,503
2001 net loss	-	-	(8,937)	(8,937)
Contributed capital	-	15,147	-	15,147
Balance at December 31, 2001	$ 25,000	$ 17,284	$ (32,571)	$ 9,713

See accompanying notes.

PAMPEL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss	$ (8,937)	$ (12,030)
Adjustments to reconcile net loss to net cash from operating activities		
(Increase) decrease in operating assets:		
Due from clearing broker	(1,695)	1,991
Increase (decrease) in operating liabilities:		
Other, net	(625)	4,033
Net cash from operating activities	(11,257)	(6,006)
Cash flows from financing activities		
New shareholder loan	560	-
Advance on bank loan	-	4,200
Additional contributed capital	9,147	2,137
Net cash from financing activities	9,707	6,337
Net change in cash and cash equivalents	(1,550)	331
Cash and cash equivalents at beginning of year	29,558	29,227
Cash and cash equivalents at end of year	$ 28,008	$ 29,558
Non cash transactions		
Forgiveness of rent payable	$ 2,500	$ -
Forgiveness of shareholder loans	$ 3,500	$ -

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Pampel Securities, Inc. (Corporation) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Corporation operates out of Monticello, Indiana, and serves customers in states where it is licensed to operate, currently Indiana, New York, Florida, California and Arizona. The primary source of revenue is commission income received from securities transactions.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on the trade date.

Income Taxes: Pampel Securities, Inc. has elected S Corporation status as permitted by the Internal Revenue Code and similar state income tax regulations. Under these statutes, shareholders reflect the Corporation's taxable income or loss on their personal tax returns and no tax benefit or expense is recorded by the Corporation.

Statement of Cash Flows: Due from bank accounts and the Corporation's money market investment accounts are considered to be cash equivalents.

NOTE 2 - COMMITMENTS

The Corporation rents office space in Monticello, Indiana from Pampel & Associates, a related entity. The current rent commitment is $50 per month, reduced from $250 per month in 2000. During 2001, Pampel and Associates forgave accrued but unpaid rent of $2,500. Either party may terminate the rental agreement upon 30 days notice to the other party.

Expense for rented premises totaled $600 and $3,000 for 2001 and 2000.

(Continued)

NOTE 3 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Corporation is required to maintain "net capital" equivalent to $5,000 or 12.5% of "aggregate indebtedness", whichever is greater, as these terms are defined. As of December 31, 2001 and 2000, the net capital required was $5,000.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2001, the Corporation had excess net capital of $4,135. At December 31, 2000, the Corporation had a net capital deficit of $(2,088). Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

NOTE 4 - RECEIVABLE FROM CLEARING BROKER

Pampel conducts its business on a fully disclosed basis with Wedbush Morgan Securities on behalf of its customers and for its own proprietary accounts. The clearing operations for Pampel's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearing agreement. The Corporation is subject to credit risk should the clearing brokers be unable to pay this balance.

NOTE 5 - LOANS PAYABLE

Pampel has a $12,200 unsecured bank loan at December 31, 2001. The note matures December 18, 2005. Principal and interest are payable monthly, beginning January 2002, and interest accrues at prime rate plus 1%, 5.75% at December 31, 2001.

Advances from shareholders represent amounts lent to Pampel by its owners. These advances are generally due in one year and may be reduced, without penalty. The balances outstanding at December 31, 2001 and 2000 was $4,234 and $7,174 and was due on January 16, 2002. The note bears interest at 9%.

During 2001, $3,500 of this advance was forgiven and redesignated as additional paid-in-capital to ensure continued compliance with the net capital requirements discussed above.

SUPPLEMENTARY INFORMATION

PAMPEL SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
Years ended December 31, 2001 and 2000

	2001	2000
Total shareholders' equity	$ 9,713	$ 3,503
Deductions and/or charges		
Other nonallowable assets	18	-
Net capital before haircuts on securities	9,695	3,503
Haircuts on securities		
Mutual fund investment	560	591
Net capital	$ 9,135	$ 2,912
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and loans from shareholders	$ 19,999	$ 26,064
Total aggregate indebtedness	$ 19,999	$ 26,064
Percentage of net capital to aggregate indebtedness	45.7%	11.2%
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Net capital	9,135	2,912
Excess (deficient) net capital	$ 4,135	$ (2,088)

PAMPEL SECURITIES, INC.
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
Years ended December 31, 2001 and 2000

	2001
Net capital, as reported in Part II of the Corporation's (Unaudited) FOCUS report	$ 8,738
Plus: Increase in capital for owner contribution	804
Less: Decrease in net income due to audit adjustments for accrual for interest	(407)
Net capital per audit	$ 9,135

	2000
Net capital, as reported in Part II of the Corporation's (Unaudited) FOCUS report	$ 4,439
Less: Decrease in net income due to audit adjustments for accrual of interest	(1,527)
Net capital per audit	$ 2,912

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Pampel Securities, Inc.
Monticello, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Pampel Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Pampel Securities, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We believe the following matter represents a material weakness, as defined above.

During our audit we noted that management had not accrued interest payable on its notes payable, nor reflected the payment of interest by its owner as a capital contribution. This resulted in an understatement of interest expense and capital. Management should ensure that all obligations are reviewed and adjusted regularly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 18, 2002